

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 19, 2023

Oscar Brown
Chief Financial Officer
FREYR Battery
22-24, Boulevard Royal
L -2449 Luxembourg
Grand Duchy of Luxembourg

> **Re: FREYR Battery**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 27, 2023**
> **File No. 001-40581**

Dear Oscar Brown:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, Liquidity and Capital Resources, page 28

1. We note that you are currently in the process of constructing and equipping your battery manufacturing facilities. In light of the fact that the construction of these facilities appears to be integral to the continuation of your business, please consider revising this section of MD&A in future filings to expand your disclosures to include the estimated costs to construct and equip your facilities, including the Giga Artic and the Giga America facilities. Further expand your disclosures to discuss the periods over which the costs of these two facilities will be incurred to allow an investor to understand the amount of capital required for each of these capital expenditures, but also when the cash requirements will be incurred. Refer to Item 303(b)(1)(ii)(A) of Regulation S-K and Section IV of SEC Release Nos. 33-8350 and 34-48960 for guidance.

Consolidated Statements of Shareholders Equity, page F-5

2.   Please tell us, and revise future filings to disclose what the "Luxembourg reorganization" line item represents, and explain how you determined that $139.9 million and $116.9 million should be presented for ordinary shares as of December 31, 2022 and December 31, 2021, respectively. In this regard, we note your disclosure that your ordinary shares haves no par value, however the amount recorded for 116,440,191 ordinary shares related to the Business Combination and the amount related to the 2022 issuance of stock for cash appear to reflect a $1 par value. Please advise or revise accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing